Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

On October 20, 2024, Construction Partners, Inc. (the “Company”) entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Asphalt Inc., LLC d/b/a Lone Star Paving (“Lone Star Paving”), the selling unitholders party thereto, and John J. Wheeler, in his capacity as the selling unitholders’ representative thereunder, pursuant to which the Company agreed to purchase all the issued and outstanding membership units of Lone Star Paving (the “Acquisition”).

On November 1, 2024, the Company completed the Acquisition for (i) $654.2 million in cash and (ii) 3,000,000 shares of Class A common stock, par value $0.001, of the Company (“Class A common stock”) having an aggregate fair market value of approximately $236.3 million at the closing of the Acquisition (the “Closing”). In addition, the Company agreed to (i) pay cash to the selling unitholders in an amount equal to the working capital remaining in Lone Star Paving at the Closing, as finally determined (subject to adjustments and offsets to satisfy certain indemnification obligations and any purchase price overpayments), to be paid out in quarterly installments over four quarters following the Closing and (ii) purchase from the selling unitholders for $30.0 million in cash an entity that owns certain real property following receipt of specified operational entitlements by such entity. The cash paid at the Closing was funded from the proceeds of the Term Loan B, as defined below in Note 2 – Financing and Other Adjustments. The transaction was accounted for as a business combination in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which allocates the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their fair values, other than leases acquired in connection with business combinations, which are recorded based on Topic 842, Leases, and contract assets and liabilities acquired in connection with business combinations, which are recorded based on ASC Topic 606, Revenue from Contracts with Customers.

The unaudited pro forma condensed combined statement of comprehensive income for the nine months ended June 30, 2025 is presented as if the Acquisition had occurred on October 1, 2024, and is based on the consolidated statement of comprehensive income of the Company for the nine months ended June 30, 2025 as presented in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which includes Lone Star Paving from the period following the Closing on November 1, 2024 to June 30, 2025, and the unaudited consolidated and combined statement of income of Lone Star Paving for the period from October 1, 2024 to October 31, 2024.

The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of June 30, 2025 as the Acquisition was consummated on November 1, 2024 and is reflected in the Company’s historical unaudited consolidated balance sheets as of June 30, 2025 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s historical financial statements described above, and the accompanying notes to the unaudited pro forma condensed combined financial statements, which describe the assumptions and estimates underlying the adjustments set forth therein. The pro forma adjustments, which management believes are reasonable under the circumstances, are preliminary and based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Accordingly, the actual financial condition or performance of the Company following the completion of the Acquisition in subsequent periods may differ materially from that which is reflected in the unaudited pro forma condensed combined financial information. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Transactions in subsequent periods may differ materially from that which is reflected in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined consolidated financial information is for illustrative purposes only, is hypothetical in nature and does not purport to represent what the Company’s results of operations or other financial information would have been if the Acquisition had occurred as of the dates indicated. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company’s management believes are reasonable, including an allocation of the purchase price based on an estimate of fair value. These estimates are preliminary, are based on information currently available and could change significantly.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

For the Nine Months Ended June 30, 2025

(in thousands, except share and per share data)

	Construction Parners, Inc.— As Reported	Lone Star Paving—October 2024	Transaction Accounting Adjustments	Note 1	Financing and Other Adjustments	Note 2	Pro Forma Combined
Revenues	$1,912,507	$62,693	$—		$—		$1,975,200
Cost of revenues	1,632,776	43,490	916	(a), (b), (c), (d)	—		1,677,182

Gross profit	$279,731	$19,203	$(916)		$—		$298,018
General and administrative expenses	(141,954)	(1,439)	(17)	(a), (b)	(276)	(a)	(143,686)
Acquisition-related expenses	(22,174)	—	—		—		(22,174)
Gain (loss) on sale of property, plant and equipment, net	8,437	(16)	—		—		8,421

Operating income	$124,040	$17,748	$(933)		$(276)		$140,579
Interest expense, net	(64,961)	(4,293)	4,293	(e)	(4,958)	(b)	(69,919)
Other income	508	75	—		—		583

Income before provision for income taxes and earnings from investment in joint venture	$59,587	$13,530	$3,360		$(5,234)		$71,243
Provision (benefit) for income taxes	14,364	120	3,547	(f)	(1,099)	(c)	16,932
Loss from investment in joint venture	(12)	—	—		—		(12)

Net income	$45,211	$13,410	$(187)		$(4,135)		$54,299

Other comprehensive (loss), net of tax
Unrealized (loss) on interest rate swap contract, net	(2,017)	—	—		—		(2,017)
Other comprehensive (loss)	(2,017)	—	—		—		(2,017)

Comprehensive income	$43,194	$13,410	$(187)		$(4,135)		$52,282

Net income per share attributable to common stockholders:
Basic	$0.82			(g)			$0.99
Diluted	$0.82			(g)			$0.98
Weighted average number of common shares outstanding:
Basic	54,853,715			(g)			54,853,715
Diluted	55,302,958			(g)			55,302,958

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

The following adjustments were made in the preparation of the unaudited pro forma condensed combined statement of comprehensive income for the nine months ended June 30, 2025:

(a)	Adjustment to remove $0.1 million of general and administrative expenses and $1.7 million of cost of revenues, the historical October 2024 amount of Lone Star Paving’s depreciation expense.
(b)

Adjustment to add $0.1 million of general and administrative expenses and $2.0 million of cost of revenues for the depreciation and depletion expense resulting from the change in basis of property and equipment acquired in the Acquisition.

(c)	Adjustment to add $0.2 million of cost of revenues for amortization expense resulting from intangible assets acquired in the Acquisition.
(d)	Adjustment to add $0.4 million to cost of revenues for the fair value step up of acquired inventory.
(e)	Adjustment to remove $4.3 million of Lone Star Paving’s historical October 2024 interest expense, net.
(f)

The adjustment pertains to estimated income tax considerations associated with the Acquisition. Lone Star Paving was previously held within a pass-through structure, making it exempt from federal income taxes at the entity level. Income tax expenses for the Acquisition are recorded at the federal statutory tax rate of 21.0%.

(g)

The pro forma basic and diluted weighted average shares outstanding are a combination of historic and weighted average shares of the Company’s common shares and issuance of shares in connection with the Acquisition.

	For the Nine Months Ended June 30, 2025
	Construction Partners, Inc. As Reported	Pro Forma Combined
Basic Earnings per Share
Numerator
Net income attributable to common stockholders	$45,211	$54,299
Denominator
Weighted average number of common shares outstanding, basic	54,853,715	54,853,715

Net income per common share attributable to common stockholders, basic	$0.82	$0.99
Diluted Earnings per Share
Numerator
Net income attributable to common stockholders	$45,211	$54,299
Denominator
Weighted average number of common shares outstanding, basic	54,853,715	54,853,715
Effect of dilutive securities:
Restricted stock unit grants	449,243	449,243

Weighted average number of diluted common shares outstanding:	55,302,958	55,302,958
Net income per diluted common share attributable to common stockholders, basic	$0.82	$0.98

Note 2 – Financing and Other Adjustments

The Company and each of its subsidiaries are parties to a Third Amended and Restated Credit Agreement, dated June 30, 2022, with PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders (as amended, restated, supplemented or otherwise modified, the “Term Loan A / Revolver Credit Agreement”). The Term Loan A / Revolver Credit Agreement provides for a term loan in the principal amount of $600.0 million (the “Term Loan A”) and a revolving credit facility in an aggregate principal amount of $500.0 million (the “Revolving Credit Facility”).

In connection with the Acquisition, the Company entered into a Term Loan Credit Agreement with Bank of America, N.A., as administrative agent, BofA Securities, Inc., PNC Capital Markets LLC, Regions Capital Markets, a division of Regions Bank, and TD Securities (USA) LLC, each as joint lead arranger and joint bookrunner, and certain other lenders party thereto (the “Term Loan B Credit Agreement”), which provided for a senior secured first lien term loan facility in the aggregate principal amount of $850.0 million, the full amount of which was drawn on November 1, 2024 (the “Term Loan B”). A portion of the proceeds of the Term Loan B was used to finance the cash portion of the consideration for the Acquisition, including the repayment of certain outstanding indebtedness of Lone Star Paving and its subsidiaries at the Closing. The remaining loan proceeds were used (i) to repay the Company’s outstanding borrowings under other credit facilities and (ii) to pay fees and expenses incurred in connection with the debt financing transaction and the Acquisition.

The Company only used $654.2 million of the net proceeds from the Term Loan B Credit Agreement to repay outstanding indebtedness of Lone Star Paving and its subsidiaries at the Closing. This repayment was included in the consideration transferred at the Closing. The remaining net proceeds of $195.8 million were used to pay down the Revolving Credit Facility provided by Term Loan A and fees and expenses incurred in connection with Term Loan B. There would be no material difference in interest expense between Term Loan A and Term Loan B for the pay down of the Revolving Credit Facility provided by Term Loan A.

The following adjustments were made in the preparation of the unaudited pro forma condensed combined statement of comprehensive income for the nine months ended June 30, 2025:

(a)

Adjustment to add $0.3 million to general and administrative expenses for restricted stock awards issued under the Construction Partners, Inc. 2018 Equity Incentive Plan to certain key employees of Lone Star Paving, consisting of 180,000 restricted shares of Class A common stock with an aggregate grant date fair value of $14.2 million.

(b)

Adjustment to add $5.0 million to interest expense for the $850.0 million of Term Loan B net proceeds used to pay the Acquisition consideration and repay outstanding indebtedness of Lone Star Paving and its subsidiaries at the Closing. The pro forma interest expense adjustment assumes an interest rate of 7.00%. A 1/8% change in the interest rate would not have a material impact on pro forma interest expense.

(c)

The adjustment pertains to estimated income tax considerations associated with the Acquisition. Lone Star Paving was previously held within a pass-through structure, making it exempt from federal income taxes at the entity level. Income tax expenses for the Acquisition are recorded at the federal statutory tax rate of 21.0%.